

SEC ...COMMISSION
...n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-28036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Shields Capital Corporation (d/b/a Shields & Company)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph V. Shields, Jr. (212) 320-3000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)



PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph V. Shields, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Capital Corporation (d/b/a Shields & Company), as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OZLEM OZUK
Notary Public, State of New York
No. 01OZ6086655
Qualified In Kings County
My Commission Expires 01/27/2007

Notary Public

Signature

Chairman

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

YEAR ENDED DECEMBER 31, 2004

CONTENTS



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Shields Capital Corporation (d/b/a Shields & Company):

We have audited the accompanying statement of financial condition of Shields Capital Corporation (d/b/a Shields & Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields Capital Corporation (d/b/a Shields & Company) as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 8, 2005

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

Member of the SEC Practice Section of the American Institute of Certified Public Accountants Division for CPA firms. POLARIS INTERNATIONAL

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 146,511
Securities owned, marketable, at market value	437,321
Receivables from and deposits with broker-dealers	465,896
Receivables from related entities and affiliates	455,867
Furniture, equipment and leasehold improvements – at cost, net of accumulated depreciation	305,868
Deferred income taxes, net	105,222
Prepaid expenses and other assets	97,135
Total assets	$ 2,013,820

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 559,880
Payable to broker-dealer	100,554
Total liabilities	660,434
Commitments and contingent liabilities (Note 7)	
Stockholders' equity:	
Common stock, $.001 par value, 2,000,000 shares authorized, 1,085,000 shares issued, 1,077,093 shares outstanding	1,085
Additional paid-in capital	1,352,337
Retained earnings	12,636
	1,366,058
Less:	
Treasury stock, 7,907 shares common stock, at cost	(12,672)
Total stockholders' equity	1,353,386
Total liabilities and stockholders' equity	$ 2,013,820

The accompanying notes are an integral part of these financial statements.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions and floor brokerage	$ 8,255,470
Fee income	1,375,318
Trading income, net	14,058
Interest and dividend income	345,550
Net unrealized gain on valuation of investments	30,485
Other income	262,945
Total revenues	10,283,826
EXPENSES:	
Employee compensation and benefits	6,599,847
Floor brokerage, exchange and clearance fees	556,668
Communications and data processing	645,883
Occupancy	505,785
Professional and consulting services	514,735
Regulatory fees and expenses	176,616
Exchange membership lease	187,600
Depreciation and amortization	94,252
Office supplies and expense	103,342
Insurance	58,340
Equipment rental	105,873
Other operating expenses	764,188
Total expenses	10,313,129
LOSS BEFORE INCOME TAXES	(29,303)
INCOME TAXES (BENEFIT)	(18,931)
NET LOSS	$ (10,372)

The accompanying notes are an integral part of these financial statements.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

	Total	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock
		Shares	Amount			
BALANCE – Beginning of year	$ 1,113,485	1,085,000	$ 1,085	$ 1,395,691	$ 23,008	$ (306,299)
Issuance of common stock from treasury stock	250,273	-	-	(43,354)	-	293,627
Net loss – year 2004	(10,372)	-	-	-	(10,372)	-
BALANCE – End of year	$ 1,353,386	1,085,000	$ 1,085	$ 1,352,337	$ 12,636	$ (12,672)

The accompanying notes are an integral part of these financial statements.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (10,372)	
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes	(23,307)	
Depreciation and amortization	94,252	
Unrealized gain on investment in securities	(30,485)	
(Increase) decrease in operating assets:		
Securities owned, marketable, at market value	60,526	
Receivables from and deposits with broker-dealers	(22,335)	
Receivables from related entities and affiliates	(134,632)	
Prepaid expenses and other assets	25,580	
Decrease in operating liabilities:		
Accounts payable, accrued expenses and other liabilities	(310,199)	
Payable to broker-dealer	(202,395)	
Net cash used in operating activities		$ (553,367)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of furniture, equipment and leasehold improvements	(22,315)	
Net cash used in investing activities		(22,315)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock from treasury stock	250,273	
Net cash provided by financing activities		250,273
Net decrease in cash		(325,409)
CASH – beginning of year		471,920
CASH – end of year		$ 146,511
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for income taxes		$ 7,487

The accompanying notes are an integral part of these financial statements.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company's principal line of business is conducting securities transactions for its customers who are located throughout the United States. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Security transactions are recorded by the Company on a trade date basis as if they had settled. Securities owned and securities sold, not yet purchased, are stated at quoted market value.

Trade receivables and payables for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Commission Revenue

Revenue from commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are being depreciated over three, five or seven years which approximates their useful lives, using straight-line and accelerated methods. Leasehold improvements are being amortized using the straight-line method over the term of the related office space lease, which is eleven years. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

No federal income taxes have been provided because the stockholders elected to treat the Company as an "S" Corporation for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes. Accordingly, the Company's income or loss and credits are passed through to the stockholders and combined with their other personal income and deductions to determine taxable income on their individual tax returns. However, some state and local taxing authorities do not recognize this election and the amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets or liabilities are recognized in the financial statements for the changes in temporary differences between years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company invests its excess cash in deposits with major financial institutions, money market funds and securities issued by the U.S. and local governments and companies with strong credit ratings, and has established guidelines relative to diversification and maturities that maintain safety and liquidity. Financial instruments that subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) receivables from related entities and affiliates.

Exchange Membership

The Company has the use of a membership in the New York Stock Exchange (with a market value of approximately $1,050,000 as of December 31, 2004) pursuant to a "Use and Proceeds Agreement" with a stockholder. The Company also leases a second membership in the New York Stock Exchange from an unrelated entity. The transactions reflected in the accompanying financial statements were executed by David V. Shields, registered as a separate broker-dealer with the Securities and Exchange Commission.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

3. SECURITIES OWNED

Securities owned, and securities sold, not yet purchased, are stated at current market value and consist of the following types:

	Owned
Corporate stocks	$ 152,468
Mutual funds	38,732
Mortgage-backed securities	39,732
State and municipal obligations	206,389
	$ 437,321

The aggregate cost of securities was $364,307 at December 31, 2004.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of furniture, equipment and leasehold improvements include the following:

	Life – Years	
Furniture and fixtures	7	$ 835,236
Equipment	5	282,697
Leasehold improvements	11	379,221
Computer software acquired	3	51,248
		1,548,402
Less accumulated depreciation/amortization		1,242,534
Net furniture, equipment and leasehold improvements		$ 305,868

Depreciation and amortization expense for the year ended December 31, 2004 aggregated $94,252.

5. EMPLOYEE BENEFIT PLANS

Employees' Savings and Investment Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions. For the year ended December 31, 2004, the Company elected to contribute 50% of employee contributions up to 4% of their compensation. The Company's contribution to the plan for the year ended December 31, 2004 was $73,924.

Profit-Sharing Plan

The Company also maintains a defined contribution profit-sharing plan which provides retirement benefits for all eligible employees. Eligibility is based on years of service to the Company. The Company's contribution to the plan is at the discretion of the Company's management, and is limited to the amount allowable under the Internal Revenue Code. The Company made no contribution to the plan for the year ended December 31, 2004.

6. INCOME TAXES

Temporary differences between tax and financial reporting bases at December 31, 2004 include the following items: (a) unrealized gains on marketable securities recognized for financial statement purposes, but not recognized for tax purposes; (b) amounts receivable from brokers and dealers recognized for financial statement purposes, but not recognized for tax purposes; (c) other assets and accrued expenses recognized for financial statement purposes, but not for tax purposes; and (d) recognizing the tax benefit of net operating loss for financial reporting purposes. Components of state and local income taxes are as follows:

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

6. INCOME TAXES (Continued)

Currently payable	$ 4,376
Deferred tax assets:	
Beginning of year	(81,915)
End of year	(105,222)
Increase in deferred tax asset	(23,307)
Deferred tax liability:	
Beginning of year	-
End of year	-
Decrease in deferred tax liability	-
Net deferred income tax	(23,307)
Income tax provision (benefit)	$ (18,931)

The Company has a net operating loss carryforward available for local income tax purposes of approximately $2,060,000 which is scheduled to expire at various dates between the years 2021 and 2024. The net operating loss is expected to be used prior to expiration; therefore no valuation allowance has been established.

7. COMMITMENTS AND CONTINGENCIES (Continued)

Arbitration Proceedings and Litigation

The Company is a respondent in an arbitration proceeding initiated in 2004 before the NASD Dispute Resolution, Inc. ("NASD"). The arbitration is scheduled to begin on March 28, 2005. The Company responded that this claim is without merit and has instructed its counsel to vigorously defend this matter. Also in 2004 the Company was named the defendant in a state court proceeding in Hillsborough County, Florida. The case is currently in the discovery process. Management and its counsel maintain numerous defenses to this claim, which they intend to vigorously pursue, and expect it will prevail.

In 2004 the Company settled its two arbitration proceedings before the NASD Dispute Resolution, Inc. One was settled by the Company, and the other was settled by the Company's principal shareholders. Also in 2004 the Company's other arbitration proceedings, one involving the NYSE and the other relating to matters brought before the U.S. Court of Appeals, were resolved by the Company's principal shareholders without additional settlement cost to the Company.

8. RELATED PARTY TRANSACTIONS

The Company shares office space with two affiliates. Allocation of expenses to these affiliates is based on management estimates. For the year ended December 31, 2004 expenses aggregating $138,725 were allocated to these affiliates, and at December 31, 2004 receivables from related entities and affiliates aggregated $455,867 and are due on demand.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $331,733 which was $231,733 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.99 to 1.

SUPPLEMENTARY INFORMATION

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

NET CAPITAL		
Stockholders' equity		$ 1,353,386
Deductions:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 305,868	
Receivables from related entities and affiliates	455,867	
Prepaid expenses and other assets	97,136	
Deferred income taxes, net	105,221	
		964,092
Other deductions and/or charges		2,500
Net capital before haircuts on securities positions		386,794
Haircuts on securities:		
Trading and investment securities:		
Exempted securities		9,305
Other securities		28,680
Undue concentration		17,076
Net capital		$ 331,733
AGGREGATE INDEBTEDNESS		
Payable to broker-dealer		$ 100,554
Accounts payable, accrued expenses and other liabilities		559,880
Total aggregate indebtedness		$ 660,434
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 100,000
Net capital at 1,500 percent		$ 231,733
Excess net capital at 1,000 percent		$ 211,733
Ratio: aggregate indebtedness to net capital		1.99 to 1

See independent auditors' report.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO THE CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING

AS OF DECEMBER 31, 2004

Net capital, as reported in the Company's Part II unaudited FOCUS Report		$ 331,733
Adjustments affecting Company's ownership equity – increase (decrease):		
Other assets	$ (55,820)	
Furniture, equipment and leasehold improvements, net	82,326	
Adjustments affecting non-allowable assets – decrease (increase):		
Other assets	55,820	
Furniture, equipment and leasehold improvements, net	(82,326)	-
Net capital per Schedule I		$ 331,733

See independent auditors' report.